RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

The information in this pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement

Subject to Completion:
Dated August 2, 2011

Pricing Supplement Dated August __, 2011, to the
Prospectus Dated January 28, 2011, and Prospectus
Supplement Dated January 28, 2011
$ __________ CMS Target Yield Notes, Due February 18, 2018 Royal Bank of Canada

Royal Bank of Canada is offering the CMS Target Yield notes (the “notes”) described below.

The notes are linked to the 10-year U.S. Constant Maturity Swap rate (the “CMS rate,” or the “Reference Rate”). The notes will be issued in denominations of $1,000 and multiples of $1,000. At maturity, subject to our credit risk, you will receive a cash payment per $1,000 in principal amount of the notes (the “Redemption Amount”) based upon the level of the Reference Rate, determined on the Determination Date, which is expected to occur five business days prior to the maturity date of the notes. The Redemption Amount per $1,000 in principal amount of the notes will be determined as follows:

•
If the Reference Rate is greater than the “Target Rate” of 5.50%, the Redemption Amount will equal to the sum of (i) $1,000 plus (ii) the principal amount times 10 times the “Redemption Premium,” which will be the difference between the Reference Rate and the Target Rate.

•	If the Reference Rate is less than or equal to the Target Rate, the Redemption Amount will equal $1,000.

No interest will be paid during the term of the notes.

The CUSIP number for the notes is 78008TML5.

The notes will not be listed on any U.S. securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011, and “Additional Risk Factors” beginning on page P-5 of this pricing supplement.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets, LLC will offer the notes at varying public offering prices related to prevailing market prices, and will purchase the notes from us on the Issue Date at a purchase price that is expected to be 97.50% of the principal amount.

To the extent that the total aggregate principal amount of the notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the notes.

We will deliver the notes in book-entry only form through the facilities of The Depository Trust Company on or about August 12, 2011, against payment in immediately available funds.

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SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series E

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	August ●, 2011

Issue Date:	August 12, 2011

Maturity Date:	February 12, 2018

CUSIP:	78008TML5

Type of Note:	CMS Target Yield Note

Interest Payment Dates:	No payments will be made on the notes until the maturity date

Target Rate:	5.50%

Reference Rate:
The 10-year U.S. Constant Maturity Swap rate. The Reference Rate is the rate for U.S. dollar swaps with a 10-year maturity, expressed as a percentage, as quoted on the Reuters screen “ISDAFIX1” page (or its successor page) as of 11:00 a.m., New York City time.  If the Reference Rate cannot be so determined, then the Reference Rate will be the rate so determined on the most recent preceding business day on which the calculation agent could so determine the Reference Rate at 11:00 a.m., New York City time. The Reference Rate will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.876545 would be rounded up to 0.87655).

Determination Date:	Five business days prior to the maturity date. The Determination Date will be determined on the pricing date, and set forth in the final pricing supplement.

Redemption Amount:
At maturity, the amount that you will receive for each $1,000 in principal amount of the notes (the “Redemption Amount”) will be determined as follows:

If the Reference Rate on the Determination Date is greater than the “Target Rate” of 5.50%, the Redemption Amount will equal to the sum of (i) $1,000 plus (ii) $1,000 times 10 times the difference between the Reference Rate and the Target Rate (the “Redemption Premium”).

If the Reference Rate is less than or equal to the Target Rate, the Redemption Amount will equal $1,000.

Redemption Premium:	10 x [Reference Rate – Target Rate]

Canadian Tax Treatment:	For a discussion of certain Canadian federal income tax consequences, please see the section entitled “Supplemental Discussion of Canadian Tax Consequences” on page P-13 below.

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U.S. Tax Treatment:
We intend to treat the notes as debt instruments and as subject to the special rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call RBC Capital Markets Corporation toll free at (866) 609-6009 to obtain this information.

For a detailed discussion of the tax consequences of owning and disposing of your notes under the intended treatment as debt instruments subject to the special rules applicable to contingent payment debt obligations, please see the discussion in this pricing supplement, the prospectus and the prospectus supplement which applies to your investment in the notes. You should be aware that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position. In addition, you should consult your tax advisor about your own tax situation.

Calculation Agent:	RBC Capital Markets, LLC

Listing:	The notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 28, 2011).

Terms Incorporated in the Master Note:	All of the terms appearing above the item captioned “Listing” on page P-2 of this pricing supplement together with the terms in the section “Additional Terms of the Notes.”

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CMS Target Yield Notes, Due February 12, 2018

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the prospectus supplement. In the event of any conflict, this pricing supplement will control. The notes vary from the terms described in the prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors” in this pricing supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a prospectus supplement, and a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

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ADDITIONAL RISK FACTORS

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus supplement and prospectus. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. You should carefully consider whether the notes are suited to your particular circumstances.  This pricing supplement should be read together with the prospectus and the prospectus supplement.  The information in the prospectus and the prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement.  This section describes the most significant risks relating to the terms of the notes.  We urge you to read the following information about these risks, together with the other information in this pricing supplement, the prospectus and the prospectus supplement, before investing in the notes.

Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.

The notes are Royal Bank’s senior unsecured debt securities.  You may lose all or substantially all of your investment in the notes if we are unable to pay our obligations on the Maturity Date.  As a result, your receipt of the amount due on the Maturity Date is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the value of the Reference Rate increases after the Pricing Date.  No assurance can be given as to what our financial condition will be at the maturity of the notes. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Your Return May Be Lower than the Return on Conventional Debt Securities of Comparable Maturity.

The return that you will receive on the notes may be less than the return you could earn on other investments and may be zero. Your payment on the notes at maturity will not exceed the principal amount unless the Reference Rate exceeds the Target Rate of 5.50% on the Determination Date. If the Reference Rate on the Determination Date only exceeds the Target Rate by a small amount, your return on the notes may not be significant.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

RBC Capital Markets Corporation (“RBCCM”) and other affiliates of Royal Bank of Canada may make a market for the notes, although they are not required to do so. RBCCM or any other affiliate of Royal Bank of Canada may stop any such market-making activities at any time. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial. If you sell your notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The Notes Are Not Designed to Be Short-Term Trading Instruments.

The price at which you will be able to sell your notes to us, our affiliates or third parties prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Reference Rate has increased since the pricing date. The potential returns described in this pricing supplement assume that the notes, which are not designed to be short-term trading instruments, are held to maturity.

The Redemption Amount Will Not Be Affected by All Developments Relating to the Reference Rate.

Changes in the Reference Rate during the term of the notes before the Determination Date will not be reflected in the calculation of the Redemption Amount. The calculation agent will calculate the Redemption Amount according to the level of the Reference Rate on the Determination Date. No other level of the Reference Rate will be taken into account. As a result, you may not receive the Redemption Premium, even if the Reference Rate has increased above the Target Rate at certain times during the term of the notes before decreasing to a level below the Target Rate on the Determination Date.

Prior to Maturity, the Value of the Notes Will Be Influenced by Many Unpredictable Factors.

Many economic and market factors will affect the value of the notes. We expect that, generally, the level of the Reference Rate will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in a secondary market to vary in proportion to changes in the Reference Rate. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

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CMS Target Yield Notes, Due February 12, 2018

•	the level of the Reference Rate;

•	the volatility of the Reference Rate;

•	interest and swap rates in the U.S. and other markets;

•	economic, financial, political, regulatory or judicial events that affect the Reference Rate and the financial markets generally;

•	the time to maturity of the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from, for example, another factor or factors.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Rate.

In the ordinary course of their business, our affiliates may have expressed views on expected movements in the Reference Rate and may do so in the future. These views or reports maybe communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the Reference Rate may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Reference Rate from multiple sources, and you should not rely solely on views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

The Inclusion in the Original Issue Price of RBCCM’s Commission and the Estimated Cost of Hedging Our Obligations Under the Notes Through One or More of Our Affiliates Is Likely to Adversely Affect the Value of the Notes Prior to Maturity.

While the payment at maturity will equal or exceed the principal amount of your notes (subject to our credit risk), the original issue price of the notes includes RBCCM’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such estimated cost includes our affiliates’ expected cost of providing the hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing the hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which RBCCM will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by RBCCM, as a result of those compensation or other transaction costs.

We or Our Affiliates May Have Adverse Economic Interests to the Holders of the Notes.

RBCCM and other affiliates of ours expect to engage in trading activities related to the Reference Rate on a regular basis, for their accounts and for other accounts under their management. RBCCM and our other affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Reference Rate. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for these securities or financial instruments, our or their interests with respect to the products may be adverse to those of the holders of the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the levels of the Reference Rate. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may hedge our obligations under the notes through certain affiliates, who would expect to make a profit on the hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates’ control, the hedging may result in a profit that is more or less than expected, or it may result in a loss.

These trading activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management. These trading activities, if they influence secondary trading in the notes, could be adverse to your interests as a beneficial owner of the notes.

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The Calculation Agent Will Have the Discretion to Make Important Decisions with Respect to the Notes.

The calculation agent will, among other things, determine the Reference Rate on the Determination Date and the amount payable on the notes. Under some circumstances, the calculation agent will use its judgment to make important determinations as to the notes. This could occur, for instance, in connection with judgments that it would be required to make if the Reference Rate is unavailable on the Determination Date. See the section entitled “Summary—Reference Rate.” The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, the calculation agent’s determinations may be adverse to your interests as a holder of the notes, and may reduce the market value of the notes or the amount payable on the maturity date.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The calculation agent will, among other things, determine the amount of your payment at maturity on the notes.  Our wholly-owned subsidiary, RBCCM, will serve as the calculation agent.  We may change the calculation agent after the original issue date without notice to you.  The calculation agent will exercise its judgment when performing its functions.  Since the determinations by the calculation agent will affect the payment at maturity on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind.

Historical Performance of the Reference Rate Should Not Be Taken as an Indication of the Future Levels of the Reference Rate During the Term of the Notes.

The level of the Reference Rate will have a significant impact of the value of the notes. The historical levels of the Reference Rate do not necessarily give an indication of the future levels of the Reference Rate. As a result, it is impossible to predict whether the Reference Rate will rise or fall during the term of the notes. The Reference Rate will be influenced by complex interrelated political, economic, financial and other factors.

Certain Considerations for Insurance Companies and Employee Benefit Plans.

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

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ADDITIONAL TERMS OF THE NOTES

Payment of Additional Amounts

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no Additional Amounts will be payable with respect to a payment made to a holder of a note, which we refer to as an “Excluded Holder,” in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)
which presents such note for payment (where presentation is required, such as if a note is issued in definitive form) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a)	the due date for payment thereof, or

(b)
if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee. We will indemnify and hold harmless each holder of notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section entitled “Supplemental Discussion of Canadian Tax Consequences.”

Default Amount on Acceleration

In case an event of default with respect to the notes shall have occurred and be continuing, the amount due and payable per $1,000 in principal amount of the notes upon any acceleration of the notes will be determined by the calculation agent and will be equal to the Redemption Amount described in the section entitled “Summary—Redemption Amount,” determined as if the notes matured on the date of acceleration, and as if the Determination Date was the fifth business day before that date.

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Role of Calculation Agent

RBC Capital Markets, LLC, will act as the calculation agent. The calculation agent will determine, among other things, the Reference Rate, the Redemption Amount, business days, and the amount payable upon a default under the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or calculations by the calculation agent. We may appoint a different calculation agent from time to time after the date of this pricing supplement without your consent and without notifying you.

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CMS Target Yield Notes, Due February 12, 2018

USE OF PROCEEDS AND HEDGING

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes RBCCM’s commissions paid with respect to the notes and the estimated cost of hedging our obligations under the notes.

In anticipation of the sale of the notes, we expect to enter into hedging transactions with one or more of our affiliates, or with RBCCM or its affiliates, involving purchases of listed and/or over-the-counter derivative instruments linked to the Reference Rate prior to or on the pricing date. From time to time, we, RBCCM, and our respective affiliates may enter into additional hedging transactions or unwind those that we or they have entered into. In this regard, we, RBCCM, and our respective affiliates may:

•	acquire or dispose of investments relating to the Reference Rate;

•	acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the Reference Rate; or

•	any combination of the above two.

We, RBCCM, and our respective affiliates may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities.

We, RBCCM, and our respective affiliates may close out our or their hedges on or before the Determination Date. That step may involve sales or purchases of over-the-counter derivative instruments linked to the Reference Rate.

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CMS Target Yield Notes, Due February 12, 2018

HYPOTHETICAL RETURNS ON THE NOTES

The examples set out below are included for illustration purposes only. The hypothetical Reference Rate used to illustrate the calculation of the Redemption Amount is not an estimate or forecast of the Reference Rate on the Determination Date or on any business day prior to the maturity date. Each example assumes that a holder has purchased notes with an aggregate principal amount of $1,000.

Each example is based on the hypothetical Reference Rate listed below and the Target Rate of 5.50%.

Example 1 – Calculation of the Redemption Amount where the hypothetical Reference Rate on the Determination Date is greater than the Target Rate:

Target Rate:	5.50%
Reference Rate:	8.50%
Payment at Maturity:	$1,000 + ($1,000 x 10 x [8.50%-5.50%]) = $1,000 + $300 = $1,300

The Redemption Amount will equal the principal amount plus the Redemption Premium of $300.

Example 2 – Calculation of the Redemption Amount where the hypothetical Reference Rate on the Determination Date is less than the Target Rate:

Target Rate:	5.50%
Reference Rate	3.25%
Payment at Maturity:	$1,000 + ($1,000 x 0.00%) = $1,000 + $0 = $1,000

The Redemption Amount will equal the principal amount.

The hypothetical amounts payable on the notes at maturity may bear little or no relationship to the payment on the notes on that date or their value at any other time, including any time you might wish to sell your notes. In addition, you should not view the hypothetical amounts as an indication of the possible financial return on an investment in the notes, since the financial return will be affected by various factors, including taxes, that the hypothetical information does not take into account.

We describe various risk factors that may affect the market value of the notes, and the unpredictable nature of that market value, in the section entitled “Additional Risk Factors” above.

RBC Capital Markets, LLC

CMS Target Yield Notes, Due February 12, 2018

INFORMATION REGARDING THE REFERENCE RATE

General

The Reference Rate is the 10-year U.S. Constant Maturity Swap rate (the “CMS rate”). The Reference Rate means, on any day during the term of the notes, the rate for U.S. dollar swaps with a 10-year maturity, expressed as a percentage, as quoted on the Reuters screen “ISDAFIX1” page (or its successor page) as of 11:00 a.m., New York City time.

Historical Levels of the Reference Rate

The following graph sets forth the historical performance of the Reference Rate from August 1991 through July 2011. The historical Reference Rate levels do not give an indication of the future levels of the Reference Rate or what the value of the notes may be. Any historical upward or downward trend in the level of the Reference Rate during any period set forth below is not an indication that the level of the Reference Rate is more or less likely to increase or decrease at any time over the term of the notes. On July 28, 2011, the Reference Rate was 3.06%.

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CMS Target Yield Notes, Due February 12, 2018

SUPPLEMENTAL DISCUSSION OF CANADIAN TAX CONSEQUENCES

In the opinion of Norton Rose OR LLP, our Canadian tax counsel, interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest, such as any amount paid at maturity in excess of the principal amount) on a note that is paid or credited or deemed for purposes of the ITA to be paid or credited, to a Non-resident Holder (as that term is defined in the section entitled “Tax Consequences ―Canadian Taxation” in the accompanying prospectus) will not be subject to Canadian non-resident withholding tax provided the Reference Rate is not a proxy for the profit of Royal Bank of Canada, as described in and subject to the qualifications set out in the section entitled “Tax Consequences ―Taxation” in the accompanying prospectus.

For a further discussion of the material Canadian federal income tax consequences relating to an investment in the notes, please see the section entitled “Certain Income Tax Consequences” in the prospectus supplement dated January 28, 2011, and the section entitled “Tax Consequences” in the prospectus dated January 28, 2011.

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CMS Target Yield Notes, Due February 12, 2018

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements and to the extent inconsistent with supersedes the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to U.S. holders (as defined in the accompanying prospectus). Except as otherwise noted under “Non-U.S. Holders” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and is subject to the qualifications and limitations set forth therein.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

We intend to treat any interest with respect to the notes, as determined for U.S federal income tax purposes, as from sources within the U.S.

We intend to treat the notes as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes and the following discussion assumes that this treatment will be respected. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the notes (the “comparable yield”) and then determining a projected payment schedule as of the issue date that would produce the comparable yield. The projected payment schedule will consist of the principal amount and a projection for tax purposes of the payment of interest at maturity.

To obtain the comparable yield and projected payment schedule for your particular note, you should call RBC Capital Markets Corporation toll free at (866) 609-6009. You are required to use such comparable yield and projected payment schedule in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes.

Based on the comparable yield and the projected payment schedule of the notes, you (regardless of your accounting method) generally will be required to accrue as original issue discount the sum of the daily portions of interest on the note for each day in the taxable year on which you held the note. The daily portions of interest for a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on the note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note at the beginning of the accrual period. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price. For any subsequent accrual period, the adjusted issue price will be the issue price of the note increased by interest previously accrued on the note by a holder (without regard to any positive or negative adjustments, described below).

If you purchase the notes for an amount that differs from the notes’ adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your notes and their adjusted price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the notes will equal the notes’ original offering price plus any interest deemed to be accrued on the notes (under the rules governing contingent payment obligations) as of the time you purchased the notes.

If you purchase the notes for an amount that is less than the adjusted issue price of the notes, you must (i) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (ii) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the notes for an amount that is greater than the adjusted issue price of the notes, you must (i) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (ii) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize on the maturity of the notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

RBC Capital Markets, LLC

CMS Target Yield Notes, Due February 12, 2018

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If all contingent payments on the notes become fixed on a day that is more than 6 months before the maturity date, applicable Treasury regulations provide that you should make adjustments to the prior and future interest inclusions in respect of your notes over the remaining term for the notes in a reasonable manner. You should consult your tax advisor as to what would be a “reasonable manner” in your particular situation.

You will recognize gain or loss on the sale or maturity of the notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the notes. In general, your adjusted basis in the notes will equal the amount you paid for the notes, increased by the amount of interest you previously accrued with respect to the notes (in accordance with the comparable yield for the notes), and, if applicable, increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your notes under the rules set forth above addressing purchases of notes for an amount that differs from the notes’ adjusted issue price at the time of purchase.

Any gain you recognize on the sale or maturity of the notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the notes, and thereafter, capital loss. The deductibility of capital losses is limited.

Backup Withholding and Information Reporting

Please see the discussion under “Tax Consequences — United States Taxation — Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-U.S. Holders

The following discussion applies to non-U.S. holders of the notes.  You are a non-U.S. holder if you are a beneficial owner of a note and are for U.S. federal income tax purposes a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

 Payments made to a non-U.S. holder, and any gain realized on the sale or maturity of the notes, generally should be exempt from U.S. federal income and withholding tax, subject to generally applicable exceptions set forth in the rules exempting “portfolio interest” from U.S. withholding tax, provided that (i) the holder complies with applicable certification requirements, which certification may be made on Form W-8BEN (or a substitute or successor form) on which the holder certifies, under penalties of perjury, that the holder is not a U.S. person and provides its name and address, (ii) the payment or gain is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, the holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally should be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.  Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

RBC Capital Markets, LLC

CMS Target Yield Notes, Due February 12, 2018

EMPLOYEE RETIREMENT INCOME SECURITY ACT

ERISA and the Internal Revenue Code prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction.”

Royal Bank of Canada and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, Royal Bank of Canada (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans,” and with respect to which Royal Bank of Canada or any of its affiliates is a “party in interest” or a “disqualified person,” unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager,” for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption. Section 408(b)(17) provides an additional exemption for the purchase and sale of securities and related lending transactions where neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and the Plan pays no more than “adequate consideration” in connection with the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Royal Bank of Canada nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or any exercise related thereto or as a result of any exercise by Royal Bank of Canada or any of its affiliates of any rights in connection with the notes, and no advice provided by Royal Bank of Canada or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the notes, you should consult your legal counsel.

RBC Capital Markets, LLC

CMS Target Yield Notes, Due February 12, 2018

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the notes will be made against payment for the notes on or about August ●, 2011, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

After the initial offering of the notes, the price to the public may change. To the extent that the total aggregate principal amount of the notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the notes. Sales of these notes by our affiliates could reduce the market price and the liquidity of the notes that you purchase.

We may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC